Exhibit 12

NOTIFICATION OF ADMISSION TO TRADING OF TRANSFERABLE SECURITIES

The following transferrable securities issued by B.A.T. International Finance p.l.c. (LEI: 21380041YBGOQDFAC823) (the “Issuer”) have today (11 May 2026) been admitted to trading on the main market of the London Stock Exchange plc:

-	€500,000,000 3.375 per cent. Guaranteed Notes due 2029 (ISIN: XS3374290412) (the “Notes”)

The Notes are issued pursuant to the base prospectus dated 18 March 2026 (the “Prospectus”) in connection with the £25,000,000,000 Euro Medium Term Note Programme of B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation (each as Issuers of Senior Notes) and British American Tobacco p.l.c. and each of the Issuers of Senior Notes (except where it is the relevant Issuer) (as Guarantors of the Senior Notes) read together with the Final Terms dated 7 May 2026 relating to the Notes (the “Final Terms”).

Full information on the Issuer and the offer of the Notes is only available on the basis of the Prospectus, read together with the Final Terms.

The Prospectus and Final Terms have been published on the website of the London Stock Exchange through a regulatory information service (https://www.londonstockexchange.com/news?tab=news-explorer).

Enquiries

Media Centre

press_office@bat.com | @BATplc

Investor Relations

Victoria Buxton | IR_team@bat.com

11 May 2026

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms or the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

The Notes have not been registered under the Securities Act or any relevant securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.